June 30, 2023

Via Edgar Transmission Ms. Jennifer López Molina Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Registration Statement on Form F-1 Filed May 23, 2023 File No. 333-272136

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 13, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed May 23, 2023

“The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance . . . “, page 33

1.	We note your disclosure that “stock markets have experienced extreme price and volume fluctuations” and that “[s]tock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.” Revise to expand your discussion of the risks to investors when investing in stock where the price is changing rapidly. In particular, clearly state that such volatility, including any stockrun up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock. To the extent that you anticipate your shares to be more thinly traded than larger, established companies with relatively larger public floats, also revise to discuss the risks and related consequences due to such lack of liquidity, including the risk that sales of relatively small quantities of shares by your shareholders may disproportionately influence your share price.

Response: We respectfully advise the Staff that we have amended the disclosure on page 36 of the registration statement to reflect the above.

Exhibit Index, page II-4

2.	We note counsel’s assumptions in clauses (2)(g) and (2)(h) of the exhibit 5.1 validity opinion, as well as the limitations and qualifications pertaining to insolvency in paragraph 4.3. Please have counsel remove the relevant assumptions. In this regard, counsel cannot assume that the company has sufficient authorized shares and is not in bankruptcy. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that we have updated exhibit 5.1 to the registration statement.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com